UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Westway Group, Inc.
(f/k/a Shermen WSC Acquisition Corp.)

(Name of Issuer)
Common Stock, $0.0001 par value

(Title of Class of Securities)
824197 10 7

(CUSIP Number)
Philip A. Howell
E D & F Man Holdings Limited
Cottons Centre, Hay’s Lane
London SE1 2QE England
+44 (0) 207 089 8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies to:
Alexander M. Dye
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, New York 10019
(212) 259-8000
May 28, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	824197 10 7

1	NAME OF REPORTING PERSON: Trustcorp (Jersey) Limited, as Trustee of the E D & F Man 2009 Employee Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Jersey, Channel Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,056

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,056

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,056

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	824197 10 7

1	NAME OF REPORTING PERSON: E D & F Man Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England, United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		12,624,003[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,056

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,624,003

WITH	10	SHARED DISPOSITIVE POWER

1,056

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,625,059

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ See footnote 1

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1    In addition, E D & F Holdings Limited indirectly holds 30,886,830 shares of Series A Perpetual Convertible Preferred Stock of Westway Group, Inc. which can be converted into common stock of Westway Group, Inc. in accordance with the terms and conditions of Westway Group, Inc.’s Amended and Restated Certificate of Incorporation; provided, however, that such Series A Perpetual Convertible Preferred Stock may not be converted into common stock to the extent that such conversion would result in a combined record or beneficial ownership by ED&F (as defined below) of greater than 49.5% of the outstanding common stock of Westway Group, Inc. The description in this footnote of conversion and other privileges of Westway Group, Inc.’s Series A Perpetual Convertible Preferred Stock does not purport to be complete and is qualified in its entirety by the terms and conditions set forth in Westway Group, Inc.’s Amended and Restated Certificate of Incorporation, a copy of which has been filed as Exhibit B to Exhibit 2.1 of Westway Group, Inc.’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 8, 2009, and is incorporated herein by reference.

Item 1. Security and Issuer.
     This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Westway Group, Inc., a Delaware corporation formerly known as Shermen WSC Acquisition Corp. (the “Issuer”). The address of the principal executive offices of the Issuer is 365 Canal Street, Suite 2900, New Orleans, LA 70130.
Item 2. Identity and Background.
     (a) This Amendment is filed by (i) Trustcorp (Jersey) Limited, as trustee (the “Trustee”) of E D & F Man 2009 Employee Trust, a trust organized under the law of Jersey (“ED&F Trust”) and (ii) E D & F Man Holdings Limited, a company limited by shares organized under the laws of England and Wales (“ED&F Holdings”), as settlor of ED&F Trust and ultimate parent company of Westway Holdings Corporation, a Delaware corporation and wholly owned indirect subsidiary of ED&F Holdings (“Westway Holdings”).
     (c) Peter John Martin Harding is no longer the Managing Director, Molasses, Alcohols & Storage Division, of ED&F Holdings. Effective as of May 28, 2009, Mr. Harding is Chief Executive Officer of Westway Group, Inc.
Item 3. Source and Amount of Funds of Other Consideration.
     Pursuant to a transaction agreement dated November 25, 2008, as amended and restated on May 1, 2009 (as so amended and restated, the “Transaction Agreement”), among ED&F Holdings, Westway Holdings, the Issuer and the other parties named therein, ED&F Holdings sold its bulk liquid storage and liquid feed supplements businesses to the Issuer in exchange for, among other things, 12,624,003 newly issued shares of Common Stock (“Class B Common Stock”) and 30,886,830 newly issued shares of Series A Perpetual Convertible Preferred Stock (“Series A Preferred Stock”), of which 12,181,818 shares of Series A Preferred Stock so issued were placed in escrow, to be released to ED&F Holdings only upon the achievement by the Issuer of certain earnings or stock price-related performance targets pursuant to the stock escrow agreement, dated as of May 28, 2009 (the “Stock Escrow Agreement”), among Westway Group, Inc., Westway Holdings Corporation, Shermen WSC Holding LLC and Continental Stock Transfer & Trust Company (the “Business Combination”).
Item 4. Purpose of Transaction.
     ED&F Holdings, indirectly through Westway Holdings, acquired the shares of Common Stock described in Item 3 above and Series A Preferred Stock for investment purposes, pursuant to the Transaction Agreement, and may dispose of any or all of the shares of Common Stock or Series A Preferred Stock at any time and from time to time in the open market, in private transactions or otherwise.
     As previously disclosed, by virtue of its indirect ownership of Common Stock, ED&F (as defined below) has certain rights to elect members of the Issuer’s Board of Directors (the “Board”). Specifically, pursuant to the Issuer’s Amended and Restated Certificate of Incorporation:
•	for so long as ED&F owns, beneficially or of record, at least 35% of the outstanding shares of Common Stock, ED&F as the sole holder of Class B Common Stock, voting as a separate class, has the right to elect three members of the Board;

•	in the event that, and for so long as, ED&F owns, beneficially or of record, less than 35%, but at least 25% of the outstanding Common Stock, ED&F as the sole holder of Class B Common Stock, voting as a separate class, will have the right to elect two members of the Board;

•	in the event that, and for so long as, ED&F owns, beneficially or of record, less than 25%, but at least 10% of the outstanding Common Stock, ED&F as the sole holder of Class B Common Stock, voting as a separate class, will have the right to elect one member of the Board; and

•	the holders of Common Stock, beneficially or of record, other than ED&F (“Class A Common Stock”), voting as a separate class, will have the right to elect all of the members of the Board, other than those members elected by ED&F as the sole holder of the Class B Common Stock; provided, however, that, at all times, at least 51% of the members the Board must be independent of ED&F.
      In the event that the size of the Board is increased or decreased, the rights to elect members of the Board as described above will be adjusted proportionally so as to preserve as nearly as possible the ratio reflected above of (x) the number of members of the Board elected by holders of Class A Common Stock to (y) the number of members of the Board elected by ED&F as the sole holder of Class B Common Stock; provided that if such adjustment would result in the holders of Class A Common Stock and/or Class B Common Stock being entitled to elect a number of members of the Board that is not a whole number, any such number must instead be rounded to the nearest whole number.
     On May 28, 2009, upon the closing of the Business Combination, ED&F exercised it’s rights as sole holder of Class B Common Stock and elected three (3) directors to the Board.
      “ED&F” means ED&F Holdings, its subsidiaries and affiliates other than the Issuer, and any persons with which any of such entities acts together as a group as a stockholder of the Issuer; provided that “ED&F” does not include the Trustee or any natural person who is an affiliate of ED&F Holdings.
     The shares of Series A Preferred Stock acquired by ED&F Holdings, indirectly through Westway Holdings, may be converted at the option of ED&F Holding into Common Stock in accordance with the terms and conditions of the Issuer’s Amended and Restated Certificate of Incorporation; provided, however, that such shares of Series A Preferred Stock may not be converted into Common Stock to the extent that such conversion would result in a combined record or beneficial ownership by ED&F of greater than 49.5% of the outstanding Common Stock.
     The descriptions in Items 3 and 4 of this Amendment of the matters governed by the Transaction Agreement, the Stock Escrow Agreement and the Issuer’s Amended and Restated Certificate of Incorporation do not purport to be complete and are qualified in their entirety by the terms and conditions set forth in of the Transaction Agreement, the Stock Escrow Agreement and the Issuer’s Amended and Restated Certificate of Incorporation (including, in each case, any annexes and exhibits attached thereto), copies of which have been filed as Exhibit 2.1, Exhibit F to Exhibit 2.1 and Exhibit B to Exhibit 2.1, respectively, to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission (the “Commission”) on May 8, 2009, and are incorporated by reference into this Amendment.
Item 5. Interest in Securities of the Issuer.
     (a) (i) As of June 5, 2009, the Trustee beneficially owned 1,056 shares of the Issuer’s Common Stock, representing approximately 0% of the beneficial ownership of the Issuer’s total voting stock based on 25,503,036 shares of Common Stock outstanding at June 1, 2009, as reported in the Issuer’s Current Report on Form 8-K as filed with the commission on June 2, 2009.
          (ii) As of June 5, 2009, ED&F Holdings beneficially owned (x) indirectly through Westway Holdings, 12,624,003 shares of the Issuer’s Common Stock, and (y) indirectly through the Trustee, 1,056 shares of the Issuer’s Common Stock, representing in the aggregate approximately 49.5% of the Issuer’s 25,503,036 shares of Common Stock outstanding at June 1, 2009, as reported in the Issuer’s Current Report on Form 8-K as filed with the Commission on June 2, 2009. 2
     (b) (i) The Trustee has the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of 1,056 shares of the Issuer’s Common Stock.

2 In addition, ED&F Holdings indirectly holds 30,886,830 shares of Series A Preferred Stock, which can be converted into Common Stock in accordance with the terms and conditions of the Issuer’s Amended and Restated Certificate of Incorporation; provided, however, that such Series A Preferred Stock may not be converted into Common Stock to the extent that such conversion would result in a combined record or beneficial ownership by ED&F of greater than 49.5% of the outstanding Common Stock. The description in this footnote of conversion and other privileges of Series A Preferred Stock does not purport to be complete and is qualified in its entirety by the terms and conditions set forth in the Issuer’s Amended and Restated Certificate of Incorporation, a copy of which has been filed as Exhibit B to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K as filed with the Commission on May 8, 2009, and is incorporated herein by reference.

               (ii) ED&F Holdings has (x) the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of 1,056 shares of the Issuer’s Common Stock and (y) the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 12,624,003 shares of the Issuer’s Common Stock.
     (c) Except for the (i) transactions described in the Schedule 13D filed with the Commission by the Trustee and ED&F Holdings on May 11, 2009 and this Amendment and (ii) the transactions set forth below, no transactions in the Issuer’s Common Stock were effected by the Trustee, ED&F Holdings, any executive officers or directors of the Trustee or ED&F Holdings during the 60 days preceding the date of this Amendment.
•	Peter John Martin Harding, the former Managing Director, Molasses, Alcohols’ & Storage Division, of ED&F Holdings, acquired 582,569 shares of the Issuer’s Common Stock from the Trustee in exchange for 1,300,000 shares of common stock of ED&F Holdings.

•	John Bernard Gordon Laing, the group risk director of ED&F Holdings, acquired 167,213 shares of the Issuer’s Common Stock from the Trustee in exchange for 373,135 shares of common stock of ED&F Holdings.
     (e) The Trustee ceased to be the beneficial owner of more than five (5) percent of the Issuer’s Common Stock on May 28, 2009.
Item 7. Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name

1	Amended and Restated Transaction Agreement, dated as of May 1, 2009, among Westway Group, Inc. (f/k/a Shermen WSC Acquisition Corp.), a Delaware corporation, Terminal Merger Sub LLC, a Delaware limited liability company, Feed Merger Sub LLC, a Delaware limited liability company, ED&F Man Holdings Limited, a company limited by shares organized under the Laws of England and Wales, Westway Holdings Corporation, a Delaware corporation, Westway Terminal Company Inc., a Delaware corporation, and Westway Feed Products, Inc., a Delaware corporation (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K as filed with the Commission on May 8, 2009, and incorporated herein by reference).

2	Stock Escrow Agreement, dated as of May 28, 2009, among Westway Group, Inc. (f/k/a Shermen WSC Acquisition Corp.), Westway Holdings Corporation, Shermen WSC Holding LLC and Continental Stock Transfer & Trust Company (filed as Exhibit F to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K as filed with the Commission on May 8, 2009, and incorporated by reference herein).

3	Amended and Restated Certificate of Incorporation of Westway Group, Inc. (f/k/a Shermen WSC Acquisition Corp.) filed with the Secretary of State of the State of Delaware on May 28, 2009 (filed as Exhibit B to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K as filed with the Commission on May 8, 2009, and incorporated herein by reference).

4	Joint Filing Agreement, dated as of May 11, 2009, between Trustcorp (Jersey) Limited, as trustee of ED&F Man 2009 Employee Trust, and ED&F Man Holdings Limited (filed as Exhibit 2 to the Schedule 13D as filed May 11, 2009, and incorported by reference herein).

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 5, 2009

Trustcorp (Jersey) Limited, as Trustee of ED&F Man 2009 Employee Trust
By:	/s/ Denize M. Mitchinson
Name:	Denize M. Mitchinson
Title:	Manager

By:	/s/ Paul Monks
Name:	Paul Monks
Title:	Director

ED&F Man Holdings Limited
By:	/s/ Philip Adrian Howell
Name:	Philip Adrian Howell
Title:	Chief Operating Officer

Exhibit Index

Exhibit Number	Exhibit Name

1	Amended and Restated Transaction Agreement, dated as of May 1, 2009, among Westway Group, Inc. (f/k/a Shermen WSC Acquisition Corp.), a Delaware corporation, Terminal Merger Sub LLC, a Delaware limited liability company, Feed Merger Sub LLC, a Delaware limited liability company, ED&F Man Holdings Limited, a company limited by shares organized under the Laws of England and Wales, Westway Holdings Corporation, a Delaware corporation, Westway Terminal Company Inc., a Delaware corporation, and Westway Feed Products, Inc., a Delaware corporation (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K as filed with the Commission on May 8, 2009, and incorporated herein by reference).

2	Stock Escrow Agreement, dated as of May 28, 2009, among Westway Group, Inc. (f/k/a Shermen WSC Acquisition Corp.), Westway Holdings Corporation, Shermen WSC Holding LLC and Continental Stock Transfer & Trust Company (filed as Exhibit F to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K as filed with the Commission on May 8, 2009, and incorporated by reference herein).

3	Amended and Restated Certificate of Incorporation of Westway Group, Inc. (f/k/a Shermen WSC Acquisition Corp.) filed with the Secretary of State of the State of Delaware on May 28, 2009 (filed as Exhibit B to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K as filed with the Commission on May 8, 2009, and incorporated herein by reference).

4	Joint Filing Agreement, dated as of May 11, 2009, between Trustcorp (Jersey) Limited, as trustee of ED&F Man 2009 Employee Trust, and ED&F Man Holdings Limited (filed as Exhibit 2 to the Schedule 13D as filed May 11, 2009, and incorported by reference herein).